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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            SmarTire Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, without par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                831913-10-8
--------------------------------------------------------------------------------
                               (CUSIP Number)

John H. Chu, Esq., Chu, Ring & Hazel LLP, 49 Melcher Street, Boston, MA 02210,
                               Tel: 617-443-9800
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                 March 9, 2001
        -------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 831913-10-8                                      PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Simon Archdale

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Switzerland

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,500,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,500,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,500,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        Amendment No. 1 to Schedule 13D

     Simon Archdale, a Swiss citizen, whose address is Chalet Trois Nicholas, Courtavey, Crans Montana, Valais, Switzerland (the "Reporting Person"), hereby amends and supplements its statement on Schedule 13D relating to the common stock, without par value ("Common Stock"), of SmarTire Systems, Inc., a Canadian corporation (the "Issuer"), originally filed with the Commission on December 30, 1999. The Schedule 13D of the Reporting Person is hereinafter referred to as the "Statement".

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby supplemented as follows:

On March 9, 2001, the Reporting Person sold 840,000 shares of Common Stock in a private transaction to Andersen Maria Burrows, whose address is Le Corail, 17 Rue Sadi Carrot, F-06600 Antibes, France, at a purchase price of $2.71 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby supplemented as follows:

As a result of the sale of 840,000 shares of Common Stock by the Reporting Person on March 9, 2001, the Reporting Person currently owns 1,500,000 shares of Common Stock, which constitutes approximately 9.9% of the 15,117,697 shares of Common Stock reported to be outstanding by the Issuer in its Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 2001, as determined under Rule 13d-3 of the Securities and Exchange Commission.

The beneficial ownership by the Reporting Person of Common Stock as of the date hereof is as follows:

                    No. of Shares Deemed to      Percentage of Issued and
Reporting Person     be Beneficially Owned          Outstanding Shares
----------------   -------------------------    --------------------------

Simon Archdale             1,500,000                       9.9%

Except as set forth above, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons and other entities, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 15,117,697 outstanding shares of Common Stock of the Issuer reported in the Issuer's Form 10-QSB for the fiscal quarter ended January 31, 2001 and filed on March 15, 2001.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: March 30, 2000


/s/ Simon Archdale
___________________________
Simon Archdale

                                       4